SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934





                               Conning Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  208215 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Jane Weinberg, Esq.
                      Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010
                                 (212) 578-2211
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 6, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 208215 10 3                                       Page  2  of 22 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Metropolitan Life Insurance Company
            13-5581829

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [_]
                                     (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

           WC, OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          8,304,995
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    8,304,995


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,304,995

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IC

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 208215 10 3                                       Page  3  of 22 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            GenAmerica Corporation
            43-1779470

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [_]
                                     (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

           Not Applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Missouri

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          8,304,995
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    8,304,995


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,304,995

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO

--------------------------------------------------------------------------------


                               Page 3 of 22 Pages

                                  SCHEDULE 13D

CUSIP No. 208215 10 3                                       Page  4  of 22 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            General American Life Insurance Company
            43-0285930

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [_]
                                     (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

           Not Applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Missouri

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          8,304,995
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    8,304,995


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,304,995

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IC

--------------------------------------------------------------------------------


                                  Page 4 of 22 Pages

Item 1.  Security and Issuer.

          This Statement relates to the common stock, par value of $.01 per share (the "Shares"), of Conning Corporation, a Missouri corporation ("Conning"). The address of the principal executive offices of Conning is 700 Market Street, St. Louis, Missouri 63101.


Item 2.  Identity and Background.

          This Statement is filed on behalf of (i) Metropolitan Life Insurance Company ("MetLife"), (ii) GenAmerica Corporation, a wholly owned subsidiary of MetLife ("GenAmerica"), and (iii) General American Life Insurance Company, a wholly owned subsidiary of GenAmerica ("GALIC") (MetLife, GenAmerica and GALIC are referred to herein collectively as the "Filing Parties"). MetLife is a New York life insurance company with its principal office and business at One Madison Avenue, New York, NY 10010. MetLife is not controlled by any person or persons. GenAmerica is a Missouri corporation and a holding company. GALIC is a Missouri insurance corporation. The address of the principal office and business of each of GenAmerica and GALIC is 700 Market Street, St. Louis, Missouri 63101. GALIC is the record owner of the 8,304,995 Shares to which this Statement relates.

          Set forth on Schedule A to this Statement, and incorporated herein by reference, is the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of MetLife, GenAmerica and GALIC. MetLife is not controlled by any person or persons.

          During the last five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

          The Shares to which this Statement relates were indirectly acquired by MetLife on January 6, 2000. Pursuant to the Stock Purchase Agreement, dated as of August 26, 1999, as amended by the Amendment to Stock Purchase Agreement dated as of September 16, 1999 and the Second Amendment to Stock Purchase Agreement dated as of January 6, 2000 (as so amended, the "General American Agreement"), by and between General American Mutual Holding Company, a Missouri mutual insurance holding company


                               Page 5 of 22 Pages

("General American"), and MetLife, MetLife purchased from General American all of the issued and outstanding shares of capital stock of GenAmerica for a purchase price of approximately $1.2 billion. MetLife used approximately $300 million of working capital to finance the purchase of the stock of GenAmerica. The remainder of the purchase price, approximately $900 million, was financed by MetLife from the issuance by one of its subsidiaries, MetLife Funding, Inc. ("MetLife Funding"), of short-term debt in the form of commercial paper, pursuant to customary commercial paper dealer arrangements with Deutsche Bank Securities Inc., Chase Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, CS First Boston Corporation and Goldman, Sachs & Co. The commercial paper has a weighted-average maturity of 70 days and bears a weighted-average interest rate of 6.06%. Upon maturity of the commercial paper, MetLife Funding may refinance the obligations then due with proceeds arising from one or more issuances of commercial paper of short duration that mature at or around the estimated time of completion of the proposed initial public offering of MetLife, Inc.

          The description of the General American Agreement, the commercial paper dealer arrangements and the transactions contemplated thereby set forth in this Statement are qualified in their entirety by reference to the General American Agreement included as Exhibits 1 through 3 to this Statement and the commercial paper agreements included as Exhibits 8 through 10 to this Statement, with each such Exhibit being incorporated herein by reference.


Item 4.  Purpose of Transaction.

          As described in Item 3 above, on January 6, 2000 MetLife purchased all of the issued and outstanding shares of capital stock of GenAmerica, an indirect beneficial owner of the Shares to which this Statement relates, and thereby acquired beneficial ownership of such Shares.

          On January 14, 2000, MetLife submitted a letter to the Board of Directors of Conning setting forth MetLife's proposal to acquire all outstanding Shares not currently beneficially owned by MetLife for $10.50 per share in cash. As a result of the proposed transaction, MetLife would own 100% of the issued and outstanding Shares, and Conning would become an indirect-wholly-owned subsidiary of MetLife.

          MetLife intends to take steps necessary to complete the proposed transaction, including, but not limited to, the discussion, negotiation and consummation of a merger agreement. There can be no assurance, however, that such a transaction will be consummated, or, if it is consummated, that such a transaction will be consummated on the terms and conditions set forth in MetLife's proposal. The proposed business combination would be subject to a number of conditions, including satisfaction of any regulatory requirements. MetLife's proposal is also conditioned upon the approval of the Board of Directors of Conning, including the approval of the independent directors of Conning. The proposal is not conditioned on financing.

          The Board of Directors of Conning (the "Conning Board") is expected to form a Special Committee


                               Page 6 of 22 Pages
consisting of independent members of the Conning Board to consider MetLife's proposal. A copy of MetLife's proposal is attached hereto as Exhibit 5 and is incorporated herein by reference, and the description herein of such letter is qualified in its entirety by reference to such letter. In addition, on January 18, 2000, MetLife issued a press release announcing that it had submitted its proposal to the Conning Board. A copy of the press release is attached hereto as
Exhibit 6 and is incorporated herein by reference, and the description herein of such press release is qualified in its entirety by reference to such press release.

          MetLife is not interested, under any circumstances, in selling its interest in Conning.

          Depending on the response of the independent directors on the Conning Board to the MetLife proposal and other factors deemed relevant by MetLife, including changes in Conning's business or financial situation, MetLife reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in Conning, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as it may determine. Moreover, MetLife reserves the right to amend or withdraw the proposal at any time in its sole discretion. Except as set forth in this Item 4 and in furtherance of the proposed transaction, and as contemplated by the General American Agreement, each of MetLife, GenAmerica and GALIC presently has no plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. The Filing Parties may at any time reconsider and change their plans or proposals relating to the foregoing.


Item 5.  Interest in Securities of the Issuer.

          (a) and (b). As of January 6, 2000, MetLife, GenAmerica and GALIC each beneficially owned 8,304,995 Shares, or approximately 61 percent of the outstanding Shares. Such percentage amount is based upon the number of Shares issued and outstanding as of October 31, 1999, as described in Conning's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999. MetLife has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition, of the Shares to which this Statement relates with GenAmerica and GALIC.

          The following information in this paragraph is to the best knowledge of the Filing Parties. As of January 6, 2000, John W. Barber, Vice President and Controller of GenAmerica and GALIC, may be deemed to have been a beneficial owner of 300 Shares held by Mary L. Barber, his spouse, as trustee of a trust; Mr. Barber did not have sole or shared voting or dispositive power with respect to such Shares and disclaimed beneficial ownership of such Shares. As of January 6, 2000, Craig D. Schnuck, a director of GenAmerica and GALIC, beneficially owned 2,000 Shares and shared voting and dispositive power with respect to such Shares with Constance P. Schnuck, his spouse. As of January 6, 2000, William P. Stiritz, a director of GenAmerica and GALIC, beneficially owned 28,500 Shares and had sole voting and dispositive power with respect to such

                               Page 7 of 22 Pages

Shares. As of January 6, 2000, Bernard H Wolzenski, Executive Vice President - Individual of GenAmerica and GALIC, beneficially owned 1,600 Shares held by Jeanne A. Wolzenski, his spouse, as trustee of a trust, and beneficially owned 2,300 Shares over which he had sole voting and dispositive power. H Edwin Trusheim, retired Chairman of GALIC, beneficially owned 5,000 Shares and had sole voting and dispositive power with respect to such Shares. In addition, the proxy statement of Conning dated April 6, 1999, stated that, as of March 1, 1999, Richard A. Liddy, Chairman, President and Chief Executive Officer of GenAmerica and GALIC, beneficially owned 52,500 Shares and had sole voting and dispositive power with respect to such Shares. As of January 6, 2000, none of the other executive officers or directors of MetLife, GenAmerica or GALIC beneficially owned any Shares. All of the executive officers and directors of MetLife, GenAmerica and GALIC collectively beneficially owned less than 1% of the number of Shares issued and outstanding as of October 31, 1999, as described in Conning's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999.

          (c) In the 60 days prior to the date of filing of this Statement, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective directors and executive officers has effected any transactions in the Shares, except as disclosed in this Statement.

          (d) No other person is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares to which this Statement relates.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to a Registration Rights Agreement, dated as of June 17, 1997, among Conning, GALIC and General American Holding Company, a Missouri corporation that has since been dissolved ("GAHC"), registration rights were granted by Conning with respect to the Shares to which this Statement relates. See also Items 3, 4 and 5 above.

          The description of the Registration Rights Agreement and the transactions contemplated thereby set forth in this Statement is qualified in its entirety by reference to the Registration Rights Agreement included as
Exhibit 4 to this Statement, which is incorporated herein by reference.

                               Page 8 of 22 Pages

Item 7.  Material to be Filed as Exhibits.

         Exhibit No.          Description
         -----------          -----------

             1 Stock Purchase Agreement, dated as of August 26, 1999, by and between General American and MetLife, filed as Exhibit 2 to MetLife's Schedule 13D in respect of Reinsurance Group of America, Incorporated ("RGA") dated December 1, 1999, is incorporated herein by reference.

             2 Amendment to Stock Purchase Agreement, dated as of September 16, 1999, by and between General American and MetLife, filed as Exhibit 2A to Amendment No. 1, dated January 14, 2000, to MetLife's Schedule 13D in respect of RGA dated December 1, 1999, is incorporated herein by reference.

             3 Second Amendment to Stock Purchase Agreement, dated as of January 6, 2000, by and between General American and MetLife, filed as Exhibit 2B to Amendment No. 1, dated January 14, 2000, to MetLife's Schedule 13D in respect of RGA dated December 1, 1999, is incorporated herein by reference.

             4 Registration Rights Agreement, dated as of June 17, 1997, among Conning, GALIC and GAHC, filed as
                              Exhibit 10.9 to Conning's Registration Statement on Form S-1 (Registration No. 333-35993), is incorporated herein by reference.

             5 Letter from MetLife to the Board of Directors of Conning, dated January 14, 2000.

             6                Press Release of MetLife dated January 18, 2000.

             7                Joint Filing Agreement dated January 18, 2000.

             8 Commercial Paper Dealer Agreement, dated as of November 24, 1999, between MetLife Funding and Deutsche Bank Securities Inc., filed as Exhibit 5 to Amendment No. 1, dated January 14, 2000, to MetLife's Schedule 13D in respect of RGA dated December 1, 1999, is incorporated herein by reference.

             9 Commercial Paper Dealer Agreement, dated as of September 24, 1999, between MetLife Funding and Chase Securities Inc., filed as Exhibit 6 to Amendment No. 1, dated January 14, 2000, to MetLife's Schedule 13D in respect of RGA dated December 1, 1999, is incorporated herein by reference.

            10 3(a)(3) Commercial Paper Agreement, dated May 13, 1996, between MetLife Funding and CS First Boston Corporation, filed as Exhibit 7 to Amendment No. 1, dated January 14, 2000, to MetLife's Schedule 13D in respect of RGA dated December 1, 1999, is incorporated herein by reference.


                              Page 10 of 22 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     January 18, 2000

                                            METROPOLITAN LIFE INSURANCE COMPANY


                                            By: /s/ Jane Weinberg, Esq.
                                                -------------------------------
                                                Name:  Jane Weinberg, Esq.
                                                Title: Vice-President and
                                                       Investment Counsel








                              Page 11 of 22 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     January 18, 2000

                                           GENAMERICA CORPORATION



                                           By: /s/ Robert J. Banstetter
                                               --------------------------------
                                               Name:  Robert J. Banstetter
                                               Title: Vice President, General
                                                      Counsel and Secretary












                              Page 12 of 22 Pages

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     January 18, 2000


                                           GENERAL AMERICAN LIFE INSURANCE
                                           COMPANY



                                           By: /s/ Robert J. Banstetter
                                               --------------------------------
                                               Name:  Robert J. Banstetter
                                               Title: Vice President, General
                                                      Counsel and Secretary










                              Page 13 of 22 Pages

                       INCUMBENCY CERTIFICATE OF METLIFE

          I, Thomas C. Hoi, an Assistant Secretary of MetLife, do hereby certify that the following is a full, true and correct copy of Section 4.1 of the By-Laws of MetLife:


          "Any officer, or any employee designated for the purpose by the chief executive officer, shall have power to execute all instruments in writing necessary or desirable for the Company to execute in the transaction and management of its business and affairs (including, without limitation, contracts and agreements, transfers of bonds, stocks, notes and other securities, proxies, powers of attorney, deeds, leases, releases, satisfactions and instruments entitled to be recorded in any jurisdiction, but excluding, to the extent otherwise provided for in the Bylaws, authorizations for the disposition of the funds of the Company deposited in its name and policies, contracts, agreements, amendment and endorsements of, for or in connection with insurance or annuities) and to affix the corporate seal."

          I further certify that the following person is an officer of MetLife and that the signature set forth opposite such officer's name is the genuine signature of such officer:



-------------------------------------------------------------------------------
Name                   Title                            Signature


Jane Weinberg, Esq.    Vice-President and               /s/ Jane Weinberg, Esq.
                       Investment Counsel               ------------------------



          In witness whereof, I have hereunto set my hand and have caused to be affixed the corporate seal of MetLife this 18th day of January, 2000.

                                            /s/ Thomas C. Hoi
                                            ----------------------------------
                                            Thomas C. Hoi
                                            Assistant Secretary

                                   SCHEDULE A

                   DIRECTORS AND EXECUTIVE OFFICERS OF METLIFE

          Set forth below is the name and present principal occupation or employment of each director and executive officer of MetLife. Except as set forth below, each person's present principal occupation or employment is with MetLife. MetLife is a New York life insurance company. The principal business address of MetLife is One Madison Avenue, New York, NY 10010. Each person listed below is a citizen of the United States, except for Mr. Tweedie who is a citizen of the United Kingdom and Canada.

                                    Directors
                                    ---------

Name and Business Address                  Present Principal Occupation or
-------------------------                  Employment
                                           -------------------------------

Curtis H. Barnette                         Chairman and Chief Executive Officer,
  Bethlehem Steel Corporation              Bethlehem Steel Corportion (steel
  1170 Eighth Avenue, Martin Tower 2118    manufacturing)
  Bethlehem, Pennsylvania 18016

Robert H. Benmosche                        Chairman of the Board, President and
                                           Chief Executive Officer

Gerald Clark                               Vice-Chairman of the Board and Chief
                                           Investment Officer

Joan Ganz Cooney                           Chairman, Executive Committee,
 Children's Television Workshop            Children's Television Workshop
 One Lincoln Plaza                         (broadcasting)
 New York, New York 10023

Burton A. Dole, Jr.                        Retired Chairman, President and Chief
  Puritan Bennett                          Executive Officer, Puritan Bennett
  P.O. Box 208                             (medical device manufacturing)
  Pauma Valley, California 92061

James R. Houghton                          Chairman of the Board Emeritus,
  Corning Incorporated                     Corning Incorporated (ceramics
  80 East Market Street, 2nd Floor         manufacturing)
  Corning, New York 14830

Harry P. Kamen                             Retired Chairman of the Board and
  Metropolitan Life Insurance Company      Chief Executive Officer
  200 Park Avenue, Suite 5700
  New York, New York 10166

Helene L. Kaplan                          Of Counsel, Skadden, Arps, Slate,
 Skadden, Arps, Slate, Meagher &          Meagher & Flom, LLP (law firm)
  Flom, LLP
 919 Third Avenue
 New York, New York 10022

Charles M. Leighton                       Retired Chairman and Chief Executive
  CML Group, Inc.                         Officer, CML Group, Inc.(exercise and
  P.O. Box 247                            leisure products)
  Bolton, Massachusetts 01740

Allen E. Murray                           Retired Chairman of the Board and
  Mobil Corporation                       Chief Executive Officer, Mobil
  375 Park Avenue, Suite 2901             Corporation (petroleum refining)
  New York, New York 10152

Stewart G. Nagler                         Vice-Chairman of the Board and Chief
                                          Financial Officer

John J. Phelan, Jr.                       Retired Chairman and Chief Executive
  New York Stock Exchange, Inc.           Officer, New York Stock Exchange, Inc.
  P.O. Box 312                            (securities trading exchange)
  Mill Neck, New York 11765

Hugh B. Price                             President and Chief Executive Officer,
  National Urban League, Inc.             National Urban League, Inc.
  120 Wall Street, 7th & 8th Floors       (charitable institution)
  New York, New York  10005

Robert G. Schwartz                        Retired Chairman of the Board,
  Metropolitan Life Insurance Company     President and Chief Executive Officer
  200 Park Avenue, Suite 5700
  New York, New York 10166

Ruth J. Simmons, Ph.D.                    President, Smith College (educational
  Smith College                           institution)
  College Hall 20
  Northampton, Massachusetts 01063

William C. Steere, Jr.                    Chairman of the Board and Chief
  Pfizer Inc.                             Executive Officer, Pfizer Inc.
  235 East 42nd Street                    (pharmaceutical manufacturing)
  New York, New York 10017




                              Page 16 of 22 Pages

                               Executive Officers
                               ------------------
                             (Who Are Not Directors)

Name                                Present Principal Occupation or Employment
----                                ------------------------------------------

Gary A. Beller                      Senior Executive Vice-President and General
                                    Counsel

James M. Benson                     President, Individual Business; Chairman,
                                    Chief Executive Officer and President, New
                                    England Life Insurance Company

C. Robert Henrikson                 President, Institutional Business

Catherine A. Rein                   Senior Executive Vice-President; President
                                    and Chief Executive Officer, Metropolitan
                                    Property and Casualty Insurance Company

William J. Toppeta                  President, Client Services; Chief
                                    Administrative Officer

John H. Tweedie                     Senior Executive Vice-President

Lisa M. Weber                       Executive Vice-President, Human Resources

Judy E. Weiss                       Executive Vice-President and Chief Actuary

            DIRECTORS AND EXECUTIVE OFFICERS OF GENAMERICA AND GALIC

                    Set forth below is the name and present principal occupation or employment of each director and executive officer of GenAmerica and GALIC. GenAmerica is a holding company, and GALIC is an insurance company. The principal business address of each of GenAmerica and GALIC is 700 Market Street, St. Louis, Missouri 63101. Each person listed below is a citizen of the United States.

                     Directors of Both GenAmerica and GALIC
                     --------------------------------------


Name and Business Address                   Present Principal Occupation or
-------------------------                   Employment
                                            -------------------------------

August A. Busch III                         Chairman and President, Anheuser-
  Anheuser-Busch Companies, Inc.            Busch Companies,Inc. (brewing,
  One Busch Place                           aluminum beverage container
  St. Louis, Missouri 63118                 manufacturing and operating theme
                                            parks)

William E. Cornelius                        Retired Chairman and Chief Executive
  #2 Dunlora Lane                           Officer, Union Electric Company (now
  St. Louis, Missouri 63131                 Ameren Corporation) (electric
                                            utility)

John C. Danforth                            Partner, Bryan Cave LLP (law firm)
  Bryan Cave LLP
  One Metropolitan Square, Suite 3600
  St. Louis, Missouri 63102

Bernard A. Edison                           Former President, Edison Brothers
  Edison Brothers Stores, Inc.              Stores, Inc.(retail specialty
  500 Washington Avenue, Suite 1234         stores)
  St. Louis, Missouri 63101

Richard A. Liddy                            Chairman, President and Chief
                                            Executive Officer, GenAmerica and
                                            GALIC

William E. Maritz                           Chairman, Maritz Inc. (travel and
  Maritz, Inc.                              communication services and
  1375 N. Highway Drive                     motivation, training and marketing
  St. Louis, Missouri 63099                 research)

Craig D. Schnuck                            Chairman and Chief Executive
  Schnuck Markets, Inc.                     Officer, Schnuck Markets, Inc.
  11420 Lackland Road                       (retail grocery stores)
  St. Louis, Missouri 63146

William P. Stiritz                          Chairman, President and Chief
  Agribrands International, Inc.            Executive Officer, Agribrands
  9811 South Forty Drive                    International, Inc. (production and
                                            marketing of animal feed




                              Page 18 of 22 Pages

St. Louis, Missouri 63124                   and agricultural and nutritional
                                            products)

Andrew C. Taylor                            Chief Executive Officer and
  Enterprise Rent-A-Car                     President, Enterprise Rent-A-Car
  600 Corporate Park Drive                  (automobile leasing)
  St. Louis, Missouri 63105

H Edwin Trusheim                            Retired Chairman, GALIC
  GenAmerica Corporation
  700 Market Street
  St. Louis, Missouri 63101

Robert L. Virgil                            General Principal, Edward Jones &
  Edward Jones & Co.                        Co. (securities firm)
  12555 Manchester Road
  St. Louis, Missouri 63131

Virginia V. Weldon
  242 Carlyle Lake Drive
  St. Louis, Missouri 63141

Ted C. Wetterau                             President, Wetterau Associates, LLC
  Wetterau Associates, LLC                  investment management)
  8112 Maryland Avenue, Suite 250A
  St. Louis, Missouri 63105


                  Executive Officers of GenAmerica and/or GALIC
                  ---------------------------------------------
                             (Who Are Not Directors)


Name                     Present Principal Occupation or Employment
----                     ------------------------------------------

Robert J. Banstetter     Vice President, General Counsel and Secretary,
                         GenAmerica and GALIC

John W. Barber           Vice President and Controller, GenAmerica and GALIC;
                         Chairman and President, EIM

Kevin C. Eichner         Executive Vice President, GALIC

David L. Herzog          Vice President - Administration and Chief Financial
                         Officer, GenAmerica; Vice President - Administration,
                         GALIC

E. Thomas Hughes         Treasurer and Corporate Actuary, GenAmerica and GALIC

Bernard H Wolzenski      Executive Vice President - Individual, GenAmerica and

                         GALIC

A. Greig Woodring        Executive Vice President - Reinsurance, GALIC;
                         President and Chief Executive Officer, RGA

                                Index to Exhibits


          Exhibit No.         Description
          -----------         -----------

              1 Stock Purchase Agreement, dated as of August 26, 1999, by and between General American and MetLife, filed as Exhibit 2 to MetLife's Schedule 13D in respect of RGA dated December 1, 1999, is incorporated herein by reference.

              2 Amendment to Stock Purchase Agreement, dated as of September 16, 1999, by and between General American and MetLife, filed as Exhibit 2A to Amendment No. 1, dated January 14, 2000, to MetLife's Schedule 13D in respect of RGA dated December 1, 1999, is incorporated herein by reference.

              3 Second Amendment to Stock Purchase Agreement, dated as of January 6, 2000, by and between General American and MetLife, filed as Exhibit 2B to Amendment No. 1, dated January 14, 2000, to MetLife's Schedule 13D in respect of RGA dated December 1, 1999, is incorporated herein by reference.

              4 Registration Rights Agreement, dated as of June 17, 1997, among Conning, GALIC and GAHC, filed as
                              Exhibit 10.9 to Conning's Registration Statement on Form S-1 (Registration No. 333-35993), is incorporated herein by reference.

              5 Letter from MetLife to the Board of Directors of Conning, dated January 14, 2000.

              6               Press Release of MetLife dated January 18, 2000.

              7               Joint Filing Agreement dated January 18, 2000.

              8 Commercial Paper Dealer Agreement, dated as of November 24, 1999, between MetLife Funding and Deutsche Bank Securities Inc., filed as Exhibit 5 to Amendment No. 1, dated January 14, 2000, to MetLife's Schedule 13D in respect of RGA dated December 1, 1999, is incorporated herein by reference.

              9 Commercial Paper Dealer Agreement, dated as of September 24, 1999, between MetLife Funding and Chase Securities Inc., filed as Exhibit 6 to Amendment No. 1, dated January 14, 2000, to MetLife's Schedule 13D in respect of RGA dated December



                              Page 21 of 22 Pages

                              1, 1999, is incorporated herein by reference.

            10 3(a)(3) Commercial Paper Agreement, dated May 13, 1996, between MetLife Funding and CS First Boston Corporation, filed as Exhibit 7 to Amendment No. 1, dated January 14, 2000, to MetLife's Schedule 13D in respect of RGA dated December 1, 1999, is incorporated herein by reference.











                              Page 22 of 22 Pages